EMAIL: Sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

December 31, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Folake Ayoola, Esq.
Office of Life Sciences

Re:	Mystic Holdings, Inc. Offering Statement on Form 1-A Filed October 4, 2019 File No. 024-11093

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc., a Delaware corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 1 (the “Amendment”) to the captioned Offering Statement on Form 1-A (the “Offering Statement”), for the registration of 2,500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its comment letter dated October 18, 2019, with respect to the Offering Statement filed by the Company on October 4, 2019.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Folake Ayoola, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

Offering Statement on Form 1-A filed October 4, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Pending Acquisitions, page 36

1.	We note that in May and August 2019 you entered into asset purchase agreements to acquire 100% of the assets of Medifarm and Medifarm I’s cannabis dispensaries. Please explain to us how you considered the requirements of Rule 8-04 of Regulation S-X with regard to these acquisitions.

Response: As required by Rule 8-04 of Regulation S-X, the financial statements for Blum-Desert Inn (a division of MediFarm LLC) and MediFarm I LLC are included in the Amedment.

December 31, 2019

Audited Consolidated Financial Statements

Independent Auditor’s Report, page F-2

2.	We note your independent auditors have included a disclaimer of opinion in their audit report. Please revise to provide an audit report that includes a clear expression of an opinion on your financial statements and complies with Article 2-02(c) of Regulation S-X. In addition, it appears Ellsworth & Stout LLC may not be independent as a result of the subsequently issued compilation report. We will not perform a detailed examination of the offering statement until you provide an audit report that complies with Article 2.

Response: K.K. Mehta CPA Associates PLLC, independent certified public accountants, have audited the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017, and provided an audit report that complies with Article 2 of Regulation S-X.

Accountant’s Compilation Report, page F-12

3.	Please note that compilation reports are not appropriate to present because the association of the accountant provides no basis for reliance. In addition, the presence of a compilation report may indicate a violation of SEC independence standards under S-X 2-01(c)(4)(i)(B). Accordingly, please remove the accountants’ compilation report.

Response: The accountants’ compilation report has been removed from the Amendment.

Unaudited Consolidated Financial Statements, page F-12

4.	Please provide the statements of income and cash flows for the corresponding period of the preceding fiscal year, i.e. the six months ending June 30, 2018, as required by Part F/S(b)(5).

Response: As required by Part F/S(b)(5), the corresponding interim period in 2018 is reflected in the statements of income and cash flows in the Amendment.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Offering Statement, please do not hesitate to contact Lorenzo Barracco, the Chief Executive Officer of the Company, at (646) 286-9070, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Folake Ayoola, Esq.
Mr. Lorenzo Barracco